Water Now Inc. Announces South African Distribution Agreement

Multi-year Arrangement Names African Horizon Technologies As Exclusive Distribution Partner for South Africa

Fort Worth, Texas

September 26, 2018

FOR IMMEDIATE RELEASE

Water Now, Incorporated, (OTC-WTNW), a leader in water purification solutions, is pleased to announce a new five year strategic partnership with South Africa based African Horizon Technologies (“AHT”). Under the terms of the arrangement AHT shall serve as our exclusive distribution partner for South Africa for Water Now’s family of water purification products.  AHT is an industry leading supplier of advanced technology based products that offer water purification and filtration products to the mining, energy, manufacturing, and food services industries.

In announcing the new partnership,  David King, Water Now’s Chief Executive Officer, stated “The thing that most excites me about this new partnership is management’s ability to market and distribute products as well as assemble and support solutions in the region. Aligning ourselves with African Horizon Technologies to distribute the Aqua 125 and Aqua 1000 platforms in South Africa is key to our goal of providing clean, safe, life sustaining water to those who need it most.”

Jacques Steyn, AHT’s Chief Executive Officer also commented, "Water Now is revolutionizing the water purification industry.  Highly portable, easy to use water purification systems that can be in place and generating life-saving water in a matter of moments can and absolutely will save lives, and we are extremely happy to have entered into this agreement. African Horizon Technologies will bring the Water Now vision and family of products to the forefront of the effort to ensure that safe, reliable drinking water is available when needed.”

Water Now manufactures water purification systems that utilize patented “Flameless Heating” technology to generate potable water from virtually any water source.  Capable of removing both biological and mineral impurities without the use of complex filtering systems, or the use of membranes or the filter media that need to be changed on a regular basis, our products are changing the way the world responds to shortages of potable water.